[Progressive Asset Management, Inc. letterhead]	EXHIBIT 19

REPORT TO SHAREHOLDERS Quarter Ending September 30, 2002

I. Overview

Since the publication of Progressive Asset Management’s (PAM) 2002 Annual Report five weeks ago, there are few additional developments to communicate. PAM has signed an advantageous lease agreement to move its national headquarters back to Oakland, California in late November of this year. The fact that PAM was looking to make such a move was disclosed in the Annual Report.

As was discussed in the Annual Report, PAM management has initiated the process necessary for PAM’s stock being reported on the Electronic Pink Sheets (EPS) rather than on the Over the Counter Bulletin Board (OTCBB), hopefully starting in early 2003. This switch should result in considerable cost savings without jeopardizing liquidity of the shares. During the quarter ending September 30th 2002, there were no transactions in PAM stock (which trades under the symbol PAMI).

With regard to implementation of PAM’s business plan, Richard Greenberg, who is located in Boca Raton, Florida joined the PAM Network in October, giving PAM its first presence in the Southeast. Other broker recruitment efforts are proceeding, with PAM receiving positive responses from several persons contacted, but no definitive acceptances as of yet.

II. Finances

Overall stock market results were quite negative during the quarter and were highlighted by sharp declines in the major indices: Dow Jones -17.9%; S&P 500 —17.2; and the NASDAQ —19.9%. PAM revenues, of course, are directly impacted by the fall in value of asset-based accounts, as well as by the seeming paralysis of individual clients to make decisions in transaction based relationships.

During the quarter ending September 30, 2002, PAM again narrowly achieved positive financial results. PAM produced total revenues of $108,223, on expenses of $107,751 thereby generating a net profit of $ 472.00, a break even with regard to cents earned per share. Net profits fell $20,290 from the same quarter of the previous year. This decline resulted principally from a fall-off in revenues of $14,567, since expenses increased by $5,723 during the same period. Each shareholder receives as part of this Quarterly Report, the unaudited financial statement for the quarter ended September 30, 2002, prepared by the accounting firm of Markle Stuckey Hardesty & Bott.

Under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. FWG then distributes the preponderance of the commissions to the registered representatives, retaining a portion, which is shared with PAM. The alliance is described in more detail in PAM’s annual 10-KSB filed with the Securities and Exchange Commission on September 26, 2002, and available online at its website or from PAM’s secretary.

III. ProgressiveTrade Securities, Inc.

ProgressiveTrade Securities, Inc. (PTS) is the online trading firm developed by PAM and Sustainable Systems, Inc. As described in PAM’s most recent Annual Report, PTS completed an “alpha” version of its “Social Screening Module,” a proprietary technology that permits investors to create their own social screens and be notified electronically of whether particular companies pass those screens. Demonstrations of this module have been well received by a spectrum of investment professionals, with long experience in the socially-responsible investment field.

The primary obstacle to the launch of this innovative product is obtaining the necessary financial support. Raising capital is especially difficult under present conditions, particularly for internet—related start-ups. Should PTS be unsuccessful in its efforts to secure capital of $300,000 to implement this next stage of PTS business plan, PAM will not realize any return on its $100,000 investment.

IV. Looking to the Future

The quarter ending September 30, 2002, was the 13th consecutive quarter of profitability for PAM under the strategic alliance with FWG. However, unless investor sentiment soon becomes positive, it is likely that PAM will experience the same red ink that so many other firms in the financial services industry have already suffered. Fortunately, the structure of the PAM Network and of the alliance with FWG, have provided PAM with the financial resilience to withstand the trying circumstances of the last two years.

As we enter our 16th year of seeking to achieve financial return and social progress for our clients, we thank you, our shareholders for your ongoing support.

Eric Leenson President and CEO	Peter Camejo Board Chair

November 7, 2002

Forward-Looking Statements. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, the war against terrorism, possible military activity in the Middle East, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward socially responsible investments. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM’s results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.

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